UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

SeaWorld Entertainment, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

81282V100

(CUSIP Number)

Scott I. Ross

hill path capital lp

150 East 58th Street, 32nd Floor

New York, New York 10155

(212) 632-5420

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 27, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,885,065
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,885,065
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,885,065
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL CO-INVESTMENT PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		176,201
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

176,201
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

176,201
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS-H LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,334,162
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,334,162
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,334,162
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS CO-INVESTMENT E LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,109,962
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,109,962
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,109,962
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS CO-INVESTMENT E2 LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		402,016
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

402,016
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

402,016
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS CO-INVESTMENT S LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		83,900
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

83,900
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

83,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

HEP FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,518,006
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,518,006
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,518,006
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.3%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

HM Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,695,994
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,695,994
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,695,994
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,395,428
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,395,428
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,395,428
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%
14	TYPE OF REPORTING PERSON

OO

10

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS E GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,511,978
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,511,978
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,511,978
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3%
14	TYPE OF REPORTING PERSON

OO

11

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS S GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		83,900
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

83,900
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

83,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

12

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

HE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,518,006
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,518,006
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,518,006
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.3%
14	TYPE OF REPORTING PERSON

OO

13

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

HM GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,695,994
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,695,994
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,695,994
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%
14	TYPE OF REPORTING PERSON

OO

14

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH INVESTMENT HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		27,205,306
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

27,205,306
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,205,306
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.6%
14	TYPE OF REPORTING PERSON

OO

15

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		27,205,306
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

27,205,306
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,205,306
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.6%
14	TYPE OF REPORTING PERSON

IA, PN

16

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		27,205,306
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

27,205,306
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,205,306
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.6%
14	TYPE OF REPORTING PERSON

OO

17

CUSIP NO. 81282V100

1	NAME OF REPORTING PERSON

SCOTT I. ROSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		27,216,029*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

27,205,306
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,216,029*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.6%
14	TYPE OF REPORTING PERSON

IN

* Includes 10,723 shares of restricted stock held directly by Mr. Ross.

18

CUSIP NO. 81282V100

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background

Item 2 is hereby amended and restated to read as follows:

(a)    This statement is filed by:

(i)	Hill Path Capital Partners LP, a Delaware limited partnership (“Hill Path Capital”), with respect to the Shares directly and beneficially owned by it;
(ii)	Hill Path Capital Co-Investment Partners LP, a Delaware limited partnership (“Hill Path Co-Investment”), with respect to the Shares directly and beneficially owned by it;
(iii)	Hill Path Capital Partners-H LP, a Delaware limited partnership (“Hill Path H”) with respect to the Shares directly and beneficially owned by it;
(iv)	Hill Path Capital Partners Co-Investment E LP, a Delaware limited partnership (“Hill Path E”), with respect to the Shares directly and beneficially owned by it;
(v)	Hill Path Capital Partners Co-Investment E2 LP, a Delaware limited partnership (“Hill Path E2”), with respect to the Shares directly and beneficially owned by it;
(vi)	Hill Path Capital Partners Co-Investment S LP, a Delaware limited partnership (“Hill Path S”), with respect to the Shares directly and beneficially owned by it;
(vii)	HEP Fund LP, a Delaware limited partnership (“HEP Fund”), with respect to the Shares directly and beneficially owned by it;
(viii)	HM Fund LP, a Delaware limited partnership (“HM Fund”), with a respect to the Shares directly and beneficially owned by it;
(ix)	Hill Path Capital Partners GP LLC, a Delaware limited liability company (“Hill Path GP”), as the general partner of each of Hill Path Capital, Hill Path Co-Investment and Hill Path H;
(x)	Hill Path Capital Partners E GP LLC, a Delaware limited liability company (“Hill Path E GP”), as the general partner of each of Hill Path E and Hill Path E2;
(xi)	Hill Path Capital Partners S GP LLC, a Delaware limited liability company (“Hill Path S GP”), as the general partner of Hill Path S;
(xii)	HE GP LLC, a Delaware limited liability company (“HE GP”), as the general partner of HEP Fund;
19

CUSIP NO. 81282V100

(xiii)	HM GP LLC, a Delaware limited liability company (“HM GP”), as the general partner of HM Fund;
(xiv)

Hill Path Investment Holdings LLC, a Delaware limited liability company (“Hill Path Investment Holdings”), as the managing member of each of Hill Path GP, Hill Path E GP, Hill Path S GP, HE GP and HM GP;

(xv)	Hill Path Capital LP, a Delaware limited partnership (“Hill Path”), as the investment manager of each of Hill Path Capital, Hill Path Co-Investment, Hill Path H, Hill Path E, Hill Path E2, Hill Path S, HEP Fund and HM Fund;
(xvi)	Hill Path Holdings LLC, a Delaware limited liability company (“Hill Path Holdings”), as the general partner of Hill Path; and
(xvii)	Scott I. Ross, as the managing partner of each of Hill Path Investment Holdings, Hill Path, Hill Path Holdings.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)               The address of the principal office of each of the Reporting Persons is 150 East 58th Street, 32nd Floor, New York, New York 10155.

(c)                The principal business of each of Hill Path Capital, Hill Path Co-Investment, Hill Path H, Hill Path E, Hill Path E2, Hill Path S, HEP Fund and HM Fund is investing in securities. The principal business of Hill Path GP is serving as the general partner of each of Hill Path Capital, Hill Path Co-Investment and Hill Path H. The principal business of Hill Path E GP is serving as the general partner of each of Hill Path E and Hill Path E2. The principal business of Hill Path S GP is serving as the general partner of Hill Path S. The principal business of HE GP is serving as the general partner of HEP Fund. The principal business of HM GP is serving as the General Partner of HM Fund. The principal business of Hill Path Investment Holdings is serving as the managing member of each of Hill Path GP, Hill Path E GP, Hill Path S GP, HE GP and HM GP. The principal business of Hill Path is serving as a registered investment advisor and as the investment manager of each of Hill Path Capital, Hill Path Co-Investment, Hill Path H, Hill Path E, Hill Path E2, Hill Path S., HEP Fund and HM Fund. The principal business of Hill Path Holdings is serving as the general partner of Hill Path. Mr. Ross is the managing partner of each of Hill Path Investment Holdings, Hill Path and Hill Path Holdings.

(d)               No Reporting Person has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                No Reporting Person has, during the last five (5) years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                Hill Path Capital, Hill Path Co-Investment, Hill Path H, Hill Path E, Hill Path E2, Hill Path S, HEP Fund, HM Fund, Hill Path GP, Hill Path E GP, Hill Path S GP, HE GP, HM GP, Hill Path Investment Holdings, Hill Path and Hill Path Holdings are organized under the laws of the state of Delaware. Mr. Ross is a citizen of the United States of America.

20

CUSIP NO. 81282V100

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Hill Path Capital, Hill Path Co-Investment, Hill Path H, Hill Path E, Hill Path E2 and Hill Path S were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 5,885,065 Shares beneficially owned by Hill Path Capital is approximately $100,229,575, including brokerage commissions. The aggregate purchase price of the 176,201 Shares beneficially owned by Hill Path Co-Investment is approximately $3,069,177, including brokerage commissions. The aggregate purchase price of the 1,334,162 Shares beneficially owned by Hill Path H is approximately $24,107,872, including brokerage commissions.  The aggregate purchase price of the 6,109,962 Shares beneficially owned by Hill Path E is approximately $104,180,978, including brokerage commissions. The aggregate purchase price of the 402,016 Shares beneficially owned by Hill Path E2 is approximately $7,160,983, including brokerage commissions. The aggregate purchase price of the 83,900 Shares beneficially owned by Hill Path S is approximately $1,298,412, including brokerage commissions. The 10,723 Shares of restricted stock held directly by Mr. Ross were awarded to Mr. Ross by the Issuer in connection with his appointment to the Board.

On May 27, 2019, HEP Fund and HM Fund entered into the Stock Purchase Agreement (as defined and described in Item 4 below) pursuant to which HEP Fund and HM Fund agreed to purchase 10,518,006 Shares and 2,695,994 Shares, respectively, at a purchase price of $26.71 per share, for an aggregate purchase price of $352,945,940. The Shares purchased by HEP Fund and HM Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 27, 2019, Lord Central Opportunity V Limited (the “Security Agent”) entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with Hill Path Capital LP (“Hill Path Capital”) and certain of its affiliates pursuant to which the Security Agent agreed to sell and certain affiliates of Hill Path Capital agreed to purchase, in the aggregate, 13,214,000 of the Pledged Shares presently held by the Security Agent at a price per share equal to $26.71 (the “HP Purchase”). The Issuer concurrently entered into the Stockholders Agreement (as defined below), the Registration Rights Agreement (as defined below) and the Undertaking Agreement (as defined below) with Hill Path Capital in connection with the HP Purchase.

Stockholders Agreement

 In connection with the HP Purchase, the Issuer entered into a stockholders agreement with Hill Path Capital (the “Stockholders Agreement”) that will be effective upon the closing of the HP Purchase. The Stockholders Agreement will terminate when Hill Path Capital and its affiliates, in the aggregate, hold less than 5% of the Issuer’s common stock.

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CUSIP NO. 81282V100

 Directors. Under the Stockholders Agreement, for so long as Hill Path Capital owns at least 5% of the Issuer’s outstanding common stock, it will have the right to designate a number of individuals as directors (the “Hill Path Capital Designees”) in proportion to its share ownership (rounded up or down as applicable to the nearest whole number), provided that the maximum number of Hill Path Capital Designees shall not exceed three. After completion of the HP Purchase and the SEAS Purchase, Hill Path Capital and certain affiliates are expected to hold approximately 34.5% of all the Issuer’s outstanding common stock and accordingly, will be entitled to appoint up to three Hill Path Capital Designees to the Board. Scott I. Ross is considered a Hill Path Capital Designee. Hill Path Capital has designated James P. Chambers, subject to certain conditions under the Stockholders Agreement, to be appointed to fill a vacancy on the Board effective following the later of the closing of the HP Purchase and the Issuer’s 2019 annual meeting of stockholders. Hill Path Capital will be entitled to designate one additional independent director, subject to certain conditions under the Stockholders Agreement. Two directors appointed by Hill Path Capital may be affiliated with Hill Path Capital and, subject to the independence standards of the New York Stock Exchange, there shall be one Hill Path Capital Designee on each committee of the Board, as determined by Hill Path Capital and subject to the approval of the Nominating and Corporate Governance Committee.

 Voting Requirements. The Stockholders Agreement generally requires Hill Path Capital to vote all of its shares in excess of 24.9% of the total outstanding shares of the Issuer, in its sole discretion, either (i) affirmatively in favor of the Board’s recommendation (or, in the case of director elections, in favor of each person nominated by the Board or the Nominating and Corporate Governance Committee) or (ii) in the same proportion as the shares owned by other stockholders are voted. In a third party tender offer approved by the Board, Hill Path Capital will be required to tender its shares in excess of 24.9% of the total outstanding shares of the Issuer, in its sole discretion, either (a) in accordance with the recommendation of the Board or (b) in the same proportion as shares held by other stockholders are tendered.

Transfer Restrictions and Right of First Refusal. The Stockholders Agreement requires Hill Path Capital to not transfer any shares of the Issuer unless it is a “Permitted Transfer”, which means each of the following, among other things: (i) such transfer is to a person or group who after giving effect to the transfer would beneficially own more than 24.9% and less than or equal to 34.9% (or, if it would not reasonably be expected to result in a default under the Issuer’s indebtedness, 39.9% (the “Maximum Ownership Percentage”)) of the then-outstanding shares of common stock, provided that such transferee enters into a stockholders agreement in substantially the form as the Stockholders Agreement; (ii) such transfer is approved in advance by a majority of the disinterested members of the Board or a duly authorized committee thereof; (iii) such transfer is to a Hill Path Capital affiliate, provided that such Hill Path Capital affiliate agrees to be bound by the terms of the Stockholders Agreement; and (iv) such transfer is in connection with an acquisition approved by the Board or a duly authorized committee thereof.

Right of First Refusal. If the Issuer proposes to issue new equity securities in an offering that is not an underwritten public offering or an offering pursuant to Rule 144A, Hill Path Capital will have the right to purchase a pro-rata portion of such issuance, measured based on Hill Path Capital’s ownership percentage in the Issuer at such time up to the Maximum Ownership Percentage.

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CUSIP NO. 81282V100

Standstill. During the period commencing on the date of the Stockholders Agreement and the earliest of: (i) 15 days prior to expiration of advance notice deadline for 2020 annual meeting; (ii) termination of the Stockholder’s Agreement; (iii) the commencement of a tender offer that constitutes an acquisition of the Issuer by a third party, and the Board or duly authorized committee thereof recommends that stockholders tender their shares or do not recommend against the tender or exchange offer within 10 business days after commencement thereof; (iv) receipt of an unsolicited acquisition of the Issuer under consideration by the Board or duly authorized committee thereof, or announcement by the Board or such duly authorized committee that it intends to pursue an acquisition; (v) the date that Hill Path Capital’s beneficial ownership is less than 17.5%; and (vi) a material breach by the Issuer of the terms of the Stockholder’s Agreement that has not been cured for 30 days (the “Standstill Period”). During the Standstill Period Hill Path Capital and its affiliates agreed to certain customary standstill provisions, including not to, among other things: (I) make or in any way participate in any “solicitation” of “proxies” to vote or seek to advise or influence the voting of securities, in each case, regarding the nomination, appointment, removal or election of any person that would be a Hill Path Capital affiliated director; (II) participate in a “group” regarding the nomination, appointment, removal or election of any person that would be a Hill Path Capital affiliated director; (III) deposit shares in a voting trust regarding the election or removal of a Hill Path Capital affiliated director; (IV) advise, encourage, support or influence any person with respect to the voting or disposition of any securities of the Issuer any annual or special meeting of the stockholders, in each case regarding the nomination, appointment, removal or election of any person that would be a Hill Path Capital affiliated director; (V) assist or encourage, or enter into any discussions or agreements with any third party, in connection with any of the foregoing, other than with respect to the financing of an Extraordinary Transaction; or (VI) contest the validity of any of the foregoing. Notwithstanding the above, Hill Path Capital will not be prohibited from, among other things, making public statements regarding the business of the Issuer, provided such statements are in compliance with any confidentiality obligations of Hill Path Capital; or making public or private proposals to the Board in connection with extraordinary transactions involving the Issuer. Hill Path Capital may purchase Issuer shares in the open market up to the Maximum Ownership Percentage.

Equal Treatment.  In connection with any acquisition transaction involving more than 50% of the Issuer’s equity securities, assets, revenues or net income, Hill Path Capital has agreed the price per share received by Hill Path Capital in connection with such acquisition transaction shall be identical to the price per share received by other stockholders.  If the form of consideration per share received by Hill Path Capital is not identical to the form of consideration per share received by other stockholders, the Hill Path Capital Designees shall recuse themselves from the consideration, evaluation and other processes of the Board or any duly authorized committee thereof with respect to such acquisition transaction.

Registration Rights Agreement

The Issuer also entered into a registration rights agreement (the “Registration Rights Agreement”), dated as of May 27, 2019 with Hill Path Capital and certain of its affiliates that will be effective upon the closing of the HP Purchase. The Registration Rights Agreement provides that, subject to the transfer restrictions set forth in the Stockholders Agreement, Hill Path Capital will have customary “demand” and “piggyback” registration rights. The Registration Rights Agreement also will require the Issuer to pay certain expenses relating to such registrations and indemnify the registration rights holder against certain liabilities under the Securities Act.

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CUSIP NO. 81282V100

Amended and Restated Undertaking Agreement with Hill Path Capital, Scott I. Ross and James P. Chambers

 The Issuer entered into the Amended and Restated Undertaking Agreement, dated as of May 27, 2019 with Hill Path Capital, Scott I. Ross and James P. Chambers (the “Undertaking Agreement”). Pursuant to the Undertaking Agreement, Scott I. Ross and James P. Chambers will, subject to and in accordance with the terms of the Undertaking Agreement, be permitted to and may provide information to certain personnel of Hill Path Capital and certain of Hill Path Capital’s advisors, as described therein. The undertakings of Hill Path Capital, Scott I. Ross and James P. Chambers pursuant to the Undertaking Agreement are effective for 12 months following the date on which there is no director serving on the Board who is designated by Hill Path Capital.

Each of the foregoing descriptions of the Stock Purchase Agreement, the Stockholders Agreement, the Registration Rights Agreement and Undertaking Agreement are qualified in their entirety by reference to the Stock Purchase Agreement, the Stockholders Agreement, the Registration Rights Agreement and Undertaking Agreement, which are attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reportedly owned by each person named herein is based upon (i) 84,198,886 Shares outstanding, as of May 3, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on May 8, 2019, (ii) minus the 5,615,874 Shares that are being repurchased by the Issuer pursuant to the share repurchase agreement entered into by the Issuer on May 27, 2019, in connection with the Stock Purchase Agreement (defined below), as further described in the Issuers Current Report on Form 8-K filed with the SEC on May 28, 2019.

A.	Hill Path Capital
(a)	As of the close of business on May 29, 2019, Hill Path Capital beneficially owned 5,885,065 Shares.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 5,885,065
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,885,065
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path Capital has not entered into any transactions in the Shares during the past sixty days.
B.	Hill Path Co-Investment
(a)	As of the close of business on May 29, 2019, Hill Path Co-Investment beneficially owned 176,201 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 176,201
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 176,201
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path Co-Investment has not entered into any transactions in the Shares during the past sixty days.
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C.	Hill Path H
(a)	As of the close of business on May 29, 2019, Hill Path H beneficially owned 1,334,162 Shares.

Percentage: Approximately 1.7%

(b)	1. Sole power to vote or direct vote: 1,334,162
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,334,162
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path H has not entered into any transactions in the Shares during the past sixty days.
D.	Hill Path E
(a)	As of the close of business on May 29, 2019, Hill Path E beneficially owned 6,109,962 Shares.

Percentage: Approximately 7.8%

(b)	1. Sole power to vote or direct vote: 6,109,962
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,109,962
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path E has not entered into any transactions in the Shares during the past sixty days.
E.	Hill Path E2
(a)	As of the close of business on May 29, 2019, Hill Path E2 beneficially owned 402,016 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 402,016
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 402,016
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path E2 has not entered into any transactions in the Shares during the past sixty days.
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CUSIP NO. 81282V100

F.	Hill Path S
(a)	As of the close of business on May 29, 2019, Hill Path S beneficially owned 83,900 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 83,900
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 83,900
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path S has not entered into any transactions in the Shares during the past sixty days.
G.	HEP Fund
(a)	As of the close of business on May 29, 2019, HEP Fund beneficially owned 10,518,006 Shares.

Percentage: Approximately 13.3%

(b)	1. Sole power to vote or direct vote: 10,518,006
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,518,006
4. Shared power to dispose or direct the disposition: 0
(c)	HEP Fund has not entered into any transaction in the Shares during the past 60 days except as disclosed in Item 4 and Item 6.
H.	HM Fund
(a)	As of the close of business on May 29, 2019, HM Fund beneficially owned 2,695,994 Shares.

Percentage: Approximately 3.4%

(b)	1. Sole power to vote or direct vote: 2,695,994
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,695,994
4. Shared power to dispose or direct the disposition: 0
(c)	HM Fund has not entered into any transaction in the Shares during the past 60 days except as disclosed in Item 4 and Item 6.
I.	Hill Path GP
(a)	Hill Path GP, as the general partner of each of Hill Path Capital, Hill Path Co-Investment and Hill Path H, may be deemed the beneficial owner of the (i) 5,885,065 Shares owned by Hill Path Capital, (ii) 176,201 Shares owned by Hill Path Co-Investment and (iii) 1,334,162 Shares owned by Hill Path H.

Percentage: Approximately 9.4%

(b)	1. Sole power to vote or direct vote: 7,395,428
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,395,428
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path GP has not entered into any transactions in the Shares during the past sixty days.
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CUSIP NO. 81282V100

J.	Hill Path E GP
(a)	Hill Path E GP, as the general partner of each of Hill Path E and Hill Path E2, may be deemed the beneficial owner of the (i) 6,109,962 Shares owned by Hill Path E and (ii) 402,016 Shares owned by Hill Path E2.

Percentage: Approximately 8.3%

(b)	1. Sole power to vote or direct vote: 6,511,978
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,511,978
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path E GP has not entered into any transactions in the Shares during the past sixty days.
K.	Hill Path S GP
(a)	Hill Path S GP, as the general partner of Hill Path S, may be deemed the beneficial owner of the 83,900 Shares owned by Hill Path S.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 83,900
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 83,900
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path S GP has not entered into any transactions in the Shares during the past sixty days.
L.	HE GP
(a)	HE GP, as the general partner of HEP Fund, may be deemed the beneficial owner of the 10,518,006 Shares owned by HEP Fund.

Percentage: Approximately 13.3%

(b)	1. Sole power to vote or direct vote: 10,518,006
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,518,006
4. Shared power to dispose or direct the disposition: 0

(c)	HE GP has not entered into any transactions in the Shares during the past sixty days.
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CUSIP NO. 81282V100

M.	HM GP
(a)	HM GP, as the general partner of HM Fund, may be deemed the beneficial owner of the 2,695,994 Shares owned by HM Fund.

Percentage: Approximately 3.4%

(b)	1. Sole power to vote or direct vote: 2,695,994
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,695,994
4. Shared power to dispose or direct the disposition: 0

(c)	HM GP has not entered into any transactions in the Shares during the past sixty days.
N.	Hill Path Investment Holdings
(a)	Hill Path Investment Holdings, as the managing member of each of Hill Path GP, Hill Path E GP, Hill Path S GP, HE GP and HM GP, may be deemed to beneficially own the (i) 5,885,065 Shares owned by Hill Path Capital, (ii) 176,201 Shares owned by Hill Path Co-Investment, (iii) 1,334,162 Shares owned by Hill Path H, (iv) 6,109,962 Shares owned by Hill Path E, (v) 402,016 Shares owned by Hill Path E2, (vi) 83,900 Shares owned by Hill Path S, (vii) 10,518,006 Shares owned by HEP Fund and (viii) 2,695,994 Shares owned by HM Fund.

Percentage: Approximately 34.6%

(b)	1. Sole power to vote or direct vote: 27,205,306
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 27,205,306
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path Investment Holdings has not entered into any transactions in the Shares during the past sixty days.
O.	Hill Path
(a)	Hill Path, as the investment manager of each of Hill Path Capital, Hill Path Co-Investment, Hill Path H, Hill Path E, Hill Path E2, Hill Path S, HEP Fund and HM Fund, may be deemed to beneficially own the (i) 5,885,065 Shares owned by Hill Path Capital, (ii) 176,201 Shares owned by Hill Path Co-Investment, (iii) 1,334,162 Shares owned by Hill Path H, (iv) 6,109,962 Shares owned by Hill Path E, (v) 402,016 Shares owned by Hill Path E2, (vi) 83,900 Shares owned by Hill Path S, (vii) 10,518,006 Shares owned by HEP Fund and (viii) 2,695,994 Shares owned by HM Fund.

Percentage: Approximately 34.6%

(b)	1. Sole power to vote or direct vote: 27,205,306
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 27,205,306
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path has not entered into any transactions in the Shares during the past sixty days.
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CUSIP NO. 81282V100

P.	Hill Path Holdings
(a)	Hill Path Holdings, as the general partner of Hill Path, may be deemed to beneficially own the (i) 5,885,065 Shares owned by Hill Path Capital, (ii) 176,201 Shares owned by Hill Path Co-Investment, (iii) 1,334,162 Shares owned by Hill Path H, (iv) 6,109,962 Shares owned by Hill Path E, (v) 402,016 Shares owned by Hill Path E2, (vi) 83,900 Shares owned by Hill Path S, (vii) 10,518,006 Shares owned by HEP Fund and (viii) 2,695,994 Shares owned by HM Fund.

Percentage: Approximately 34.6%

(b)	1. Sole power to vote or direct vote: 27,205,306
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 27,205,306
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path Holdings has not entered into any transactions in the Shares during the past sixty days.
Q.	Mr. Ross
(a)	As of the close of business on May 29, 2019, Mr. Ross beneficially owned 10,723 Shares of restricted stock. Mr. Ross, as the managing partner of each of Hill Path Investment Holdings, Hill Path and Hill Path Holdings, may be deemed to beneficially own the (i) 5,885,065 Shares owned by Hill Path Capital, (ii) 176,201 Shares owned by Hill Path Co-Investment, (iii) 1,334,162 Shares owned by Hill Path H, (iv) 6,109,962 Shares owned by Hill Path E, (v) 402,016 Shares owned by Hill Path E2, (vi) 83,900 Shares owned by Hill Path S, (vii) 10,518,006 Shares owned by HEP Fund and (viii) 2,695,994 Shares owned by HM Fund.

Percentage: Approximately 34.6%

(b)	1. Sole power to vote or direct vote: 27,216,029
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 27,205,306
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Ross has not entered into any transactions in the Shares during the past sixty days.
(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)          Not applicable.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

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CUSIP NO. 81282V100

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On May 27, 2019, Hill Path and certain of its affiliates entered into each of the following agreements with the Issuer and the other parties named thereto as further described in Item 4 above: (i) Stock Purchase Agreement; (ii) the Undertaking Agreement; (iii) the Rights Agreement; and (i) the Stockholders Agreement.

The descriptions of the Stock Purchase Agreement, Undertaking Agreement, Rights Agreement and Stockholders Agreement are qualified in their entirety by reference to the Stock Purchase Agreement, Undertaking Agreement, Rights Agreement and Stockholders Agreement, respectively, which are attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, and are incorporated herein by reference.

On May 29, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Stock Purchase Agreement, dated as of May 27, 2019, by and among Hill Path and certain of its affiliates, the Issuer and the other signatories thereto
99.2	Undertaking Agreement, dated as of May 27, 2019, by and among Hill Path and certain of its affiliates, the Issuer and the other signatories thereto.
99.3	Rights Agreement, dated as of May 27, 2019, by and among Hill Path and certain of its affiliates, the Issuer and the other signatories thereto.
99.4	Stockholders Agreement, dated as of May 27, 2019, by and among Hill Path and certain of its affiliates, the Issuer and the other signatories thereto.
99.5	Joint Filing Agreement, dated as of May 29, 2019, by and among Hill Path and certain of its affiliates.

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CUSIP NO. 81282V100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2019

Hill Path Capital Partners LP

By:	Hill Path Capital LP Investment Manager

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Capital Co-Investment Partners LP

By:	Hill Path Capital LP Investment Manager

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Capital Partners-H LP

By:	Hill Path Capital LP Investment Manager

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Capital Partners Co-Investment E LP

By:	Hill Path Capital LP Investment Manager

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

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CUSIP NO. 81282V100

Hill Path Capital Partners Co-Investment E2 LP

By:	Hill Path Capital LP Investment Manager

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Capital Partners Co-Investment S LP

By:	Hill Path Capital LP Investment Manager

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

HEP Fund LP

By:	Hill Path Capital LP Investment Manager

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

HM Fund LP

By:	Hill Path Capital LP Investment Manager

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Capital Partners GP LLC

By:	Hill Path Investment Holdings LLC Managing Member

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

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CUSIP NO. 81282V100

Hill Path Capital Partners E GP LLC

By:	Hill Path Investment Holdings LLC Managing Member

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Capital Partners S GP LLC

By:	Hill Path Investment Holdings LLC Managing Member

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

HE GP LLC

By:	Hill Path Investment Holdings LLC Managing Member

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

HM GP LLC

By:	Hill Path Investment Holdings LLC Managing Member

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Investment Holdings LLC

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title	Managing Partner

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CUSIP NO. 81282V100

Hill Path Capital LP

By:	Hill Path Holdings LLC General Partner

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Holdings LLC

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

/s/ Scott I. Ross
Scott I. Ross

34